March 31, 2020

Eli Kalif
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
Petach Tikva, ISRAEL, 4951033

       Re: Teva Pharmaceutical Industries Limited
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 21, 2020
           File No. 001-16174

Dear Mr. Kalif:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements
Note 11 - Legal settlements and loss contingencies, page 145

1. During 2019, you recorded an expense of $1,178 million in legal settlement and loss contingencies "mainly related to an estimated settlement provision recorded in connection with the remaining opioid cases," of which $646 million was recorded in the second quarter and $468 million was recorded in the third quarter. Please describefor us the methods and key assumptions used to calculate these loss provisions, particularly the factors that you considered in distinguishing between opioid cases deemed to be probable or not probable. In addition, provide us the following information in your response.

           For the $646 million loss provision, quantify the specific amounts associated with the
           Oklahoma litigation, as well as the general loss provision for "a portion of opioid-
           related cases as probable" based on this settlement.
 Eli Kalif
Teva Pharmaceutical Industries Limited
March 31, 2020
Page 2
              For the $468 million loss provision, quantify the specific amounts associated with the settlement with "two plaintiffs in the MDL Opioid Proceeding" and the agreement in principle with North Carolina, Pennsylvania, Tennessee and Texas, as well as the general loss provision for "more likely" opioid-related cases based on these settlements.
              Explain the factors considered in determining the timing for recognition of these two opioid loss provisions.
              Quantify for us your range reasonably possible losses related to your opioid exposure, and explain why you did not disclose such range pursuant to ASC 450-20-50-4.
              Explain the terms, obligations and rights associated with the nationwide settlement framework and how you expect this arrangement to operate in future periods, particularly the expected timing for recognition of costs associated with your provision of up to $23 billion of sublingual tablets and up to $250 million of cash payments over a ten-year period.
              Describe your expected accounting treatment for each element of this nationwide settlement framework. Refer us to the applicable authoritative accounting guidance.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636 or Franklin Wyman at
(202) 551-3660
with any questions.



FirstName LastNameEli Kalif                                   Sincerely,
Comapany NameTeva Pharmaceutical Industries Limited
                                                              Division of
Corporation Finance
March 31, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName